SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                     UNIOIL
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   904808 30 0
                                   -----------
                                 (CUSIP Number)


     D. DAVID COHEN, 500 NORTH BROADWAY, SUITE 133, JERICHO, NEW YORK 11753
                                 (516-933-1700)
     ----------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)



                                   May 8, 2006
                                   -----------
             (Date of Event Which Requires Filing of This Statement)
             -------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 904808 30 0

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  1)  Names of Reporting Persons

      D. David Cohen

      I.R.S. Identification Nos. of Above Persons (entities only)
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  2)  Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   [ ]
      (b)   [ ]
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  3)  SEC Use Only

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  4)  Source of Funds (See Instructions)                            PF

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  5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)

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  6)  Citizenship or Place of Organization                          U.S.A.

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  7)  Sole Voting Power                                             1,300,213
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  8)  Shared Voting Power                                           None

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  9)  Sole Dispositive Power                                        1,300,213

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  10) Shared Dispositive Power                                      None

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  11) Aggregate Amount Beneficially Owned by Each Reporting Person  1,300,213

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  12) Check if Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                            [ ]

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  13) Percent of Class Represented by Amount in Row (11)            13.0

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  14) Type of Reporting Person (See Instructions)                   IN

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ITEM 1.     SECURITY AND ISSUER

         This Statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Unioil, a Nevada corporation ("Unioil" or the "Issuer"). The street and mailing address of the principal executive offices of the Issuer is 3817 Carson Avenue, P.O. Box 200310, Evans, Colorado 80620.

ITEM 2.     IDENTITY AND BACKGROUND

         The name of the person filing this statement is D. David Cohen.
Mr. Cohen's principal occupation is that of an attorney. Mr. Cohen's business address is 500 North Broadway, Suite 133, Jericho, New York 11753.

         Mr. Cohen is not the owner of any Common Stock or other securities of the Issuer. See Item 3 below with respect to the filing person's interest in the securities of the Issuer.

         Mr. Cohen has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Cohen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Cohen is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to a Stock Option Agreement, dated as of March 15, 2006, between John Bader ("Bader") and Mr. Cohen, Mr. Cohen acquired an option (the "Option") from Bader and a Profit Sharing Plan and Trust (the "Trust") of Consumer Medical Benefits ("CMB"), and entity controlled by Bader, to acquire an aggregate 1,300,213 shares of the Common Stock. The purchase price for the Option was $500, which Mr. Cohen paid out of his own personal funds. The exercise price for the shares subject to the Option is $.35 per share, or a total exercise price of $455,000. No part of the exercise price has been paid. Mr. Cohen reserves the right to utilize his personal funds or other sources of funding, if he elects to exercise the Option. The original termination date of the Option was May 15, 2006, which date was subsequently extended to June 30, 2006. The Option was not exercisable prior to Bader filing an Initial Statement of Beneficial Ownership of Securities on Form 3 and a Schedule 13D reflecting Bader's beneficial ownership of the shares subject to the Option. Such form and schedule were filed on May 3, and May 8, 2006, respectively.

ITEM 4.     PURPOSE OF TRANSACTIONS

         Mr. Cohen acquired the Option for investment purposes. Mr. Cohen has no current plans or proposals which relate to or would result in any of the transactions and matters set forth in clauses (a) through (j) of Item 4 of
Schedule 13D. Mr. Cohen reserves the right, however, to alter his plans in the future to include any of such transactions and matters.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

         As a result of his acquisition of the Option and the Option becoming exercisable on May 8, 2006, Mr. Cohen has, since May 8, 2006, the unrestricted right to acquire 1,300,213 shares of Common Stock.

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

Accordingly, Mr. Cohen may be deemed, for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 1,300,213 shares of Common Stock, or 13.0% of such class of securities based on 9,993,969 shares of Common Stock that the Issuer states to be outstanding as of April 12, 2006 in Unioil's annual report on Form 10-KSB for the year ended December 31, 2005.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Mr. Cohen has no contracts, arrangements, understandings, or relationships with any third party with respect to securities of the Issuer except as set forth in the Stock Option Agreement, as extended, filed as exhibits to this Schedule 13D hereto.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

         Set forth below is a list of all exhibits to this Schedule 13D:

Exhibit
Number     Description
------     -----------

  1 Stock Option Agreement, dated as of March 15, 2006, between John Bader and D. David Cohen

  2 Extension of Stock Option Agreement, dated May 1, 2006, among Charles E. Ayers, John Bader and D. David Cohen.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May   , 2006

   /s/ D. David Cohen
--------------------------------
D. David Cohen


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